UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-22418

ITRON, INC. INCENTIVE SAVINGS PLAN

(Full title of the plan and address of the plan, if different from that of the issuer named below)

ITRON, INC.

2818 North Sullivan Road

Spokane, Washington 99216-1897

(509) 924-9900

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ITRON, INC. INCENTIVE SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

and

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee

Itron, Inc. Incentive Savings Plan

Spokane, Washington

We have audited the accompanying statement of net assets available for benefits of Itron, Inc. Incentive Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Itron, Inc. Incentive Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions, the schedule of assets held at end of year and the schedule of reportable transactions are presented for purposes of additional analysis, and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Spokane, Washington

May 5, 2005

ITRON, INC. INCENTIVE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investments:
At fair market value
Registered investment company funds	$33,066,250	$18,030,952
Common/collective trust funds	11,331,643	16,578,499
Pooled separate accounts	10,836,917	8,186,249
Company stock fund	6,301,552	5,820,285
Individually directed accounts	471,102	384,508
Participant loans	861,773	885,944

Total investments	62,869,237	49,886,437
Receivables:
Participants’ contributions	60,866	197,352
Employer contribution	530,286	382,578

NET ASSETS AVAILABLE FOR BENEFITS	$63,460,389	$50,466,367

See accompanying notes.

ITRON, INC. INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2004
ADDITIONS TO NET ASSETS
Investment income:
Net appreciation (depreciation) in fair value of investments:
Registered investment company funds	$2,793,709
Common/collective trust funds	1,324,586
Company stock fund	1,600,253
Individually directed accounts	(17,001)

5,701,547
Interest and dividends	1,529,620

7,231,167

Contributions:
Participants’	5,968,722
Employer	1,889,399
Rollovers	875,324

8,733,445

Total additions	15,964,612

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	2,967,250
Administrative expenses	3,340

Total deductions	2,970,590

NET INCREASE	12,994,022
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	50,466,367

End of year	$63,460,389

See accompanying notes.

ITRON, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan and Basis of Presentation

Itron, Inc. (the Company or Employer) established Itron, Inc. Incentive Savings Plan (the Plan) effective as of March 1, 1985 (amended and restated August 1, 2004). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan is administered by an internal Advisory Committee and is participant directed. The trustee of the Plan is New York Life Benefit Services LLC. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Eligibility:

Full-time and part-time employees of the Company shall become a participant under the Plan as soon as administratively possible following the employee’s employment date.

The employee qualifies to receive Employer match contributions if employed on the last day of the period for which the Employer contribution is made to the Plan.

Contributions:

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute (in cash or Company securities) to the Plan, on behalf of each employee eligible, a discretionary matching contribution equal to a percentage (as determined by the Company’s Board of Directors) of the elective deferrals made by each such employee. The Company’s Board of Directors may also determine to suspend or reduce its contribution for any Plan year or any portion thereof. In 2004, the Company matched 50% of participant contributions up to 6% of the participants’ pretax annual compensation, as defined in the Plan.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings (losses) and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested amount.

Vesting:

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

ITRON, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan and Basis of Presentation (Continued)

Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates determined by the Administrative Committee based on the yield rates of appropriate U.S. Treasury securities. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of benefits:

Benefits will be paid to participants when they reach normal retirement age (age 59 ½ or later), terminate service with the Employer, death, disability or hardship. Distributions are made in lump-sum payments, or in periodic installments over a period not exceeding 20 years, if the participant’s vested account exceeds $5,000. A single payment distribution may also be made in the form of whole shares of Employer stock to the extent the participant’s account is invested in Employer stock.

Forfeitures:

The Plan may treat forfeitures as a reduction of Employer contributions for the Plan year in which the forfeiture occurs or pay Plan expenses. Forfeitures used in the Plan year ended December 31, 2004 and 2003, amounted to $90,220 and $49,240, respectively. Unallocated forfeitures were $53,821 and $23,800 as of December 31, 2004 and 2003, respectively.

Hardship withdrawals:

Hardship withdrawals are permitted by the Plan in accordance with Internal Revenue Code Section 401(k).

Investment management and administrative expenses:

The Plan pays investment management fees. Expenses for administration of the Plan (recordkeeping, trustee services and consulting services) are paid directly by the Company at its election.

Plan termination:

Although it has not expressed any intent to do so, the Employer, by resolution of its Board of Directors, reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund shall become fully vested and nonforfeitable.

ITRON, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies

Valuation of investments:

The Plan’s investments are held by New York Life Benefit Services LLC and recorded at fair value. Investment in Employer stock represents shares of the Company’s common stock held by the Plan. Shares of registered investment company funds and common/collective trust funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Units of pooled separate accounts are considered highly liquid instruments with original maturities of three months or less. Pooled separate accounts are recorded at cost which approximates fair value. Company stock is valued at its quoted market price. The fair value at December 31, 2004, was $23.91 per share. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of benefits:

Benefits are recorded when paid.

Basis of accounting:

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Risks and uncertainties:

The Plan provides for various investment options in any combination of mutual funds provided by the Plan. Investment securities of these types are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term, and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for loss on receivables:

An allowance for loss on receivables has not been recorded as all receivables are deemed to be 100% collectible or adequately secured as of the date of this report.

ITRON, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments

The following presents investments at December 31, 2004 and 2003, which represent 5% or more of the Plan’s net assets.

	December 31,
	2004	2003
Registered investment company funds:
Artisan Mid Cap Fund (Inv Shrs)	$6,047,434	$4,253,639
PIMCO Total Return Fund (Admin)	5,952,332	3,087,746
Artisan Small Cap Value Fund	4,822,842	3,002,262
Artisan International Fund	4,683,721	—
American Century Real Estate Fund	3,470,778	—

Common/collective trust funds:
Barclays Equity Index Fund Q	11,331,643	9,393,291
Barclays LifePath 2020 Fund	—	6,171,047

Pooled separate accounts:
New York Life Insurance Anchor Account I	10,836,917	8,186,249

Company stock fund:
Itron, Inc. Company Stock Fund	6,301,552	5,820,285

In accordance with the Plan, participants can direct their contributions to invest in one or more of the following: PIMCO High Yield Fund (Admin), Artisan Mid Cap Fund (Inv Shrs), PIMCO Total Return Fund (Admin), Artisan Small Cap Value Fund, Artisan International Fund, American Century Real Estate Fund, Davis New York Venture Fund (A), TCW Galileo Select Equities Adv Fund, Mainstay A Mid Cap Value Fund, Mainstay Cash Reserves Fund I, Baron Growth Fund, Barclays Equity Index Fund Q, New York Life Insurance Anchor Account I, Itron, Inc. Company Stock Fund and individually directed accounts.

Note 4 - Tax Status

The Plan obtained its latest determination letter dated February 10, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ITRON, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 - Party in Interest Transactions

Certain Plan assets are managed by New York Life Benefit Services LLC, the custodian of the assets. Therefore, these investments qualify as party in interest transactions. Certain Plan investments are shares in Itron, Inc. company common stock. These transactions represent investments in the Company and therefore, qualify as party in interest transactions. The Plan also has participant loans, which qualify as party in interest transactions.

Note 6 - Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$63,460,389	$50,466,367
Participants’ contributions receivable	(60,866)	(197,352)
Employer contribution receivable	(530,286)	(382,578)

Net assets available for benefits per the Form 5500	$62,869,237	$49,886,437

The following is a reconciliation of contributions received from participants per the financial statements for the year ended December 31, 2004, to the Form 5500:

Contributions received from participants per the financial statements	$5,968,722
Less: participants’ contributions receivable at December 31, 2004	(60,866)
Add: participants’ contributions receivable at December 31, 2003	197,352

Contributions received from participants per the Form 5500	$6,105,208

The following is a reconciliation of contributions received from the Employer per the financial statements for the year ended December 31, 2004, to the Form 5500:

Contributions received from the Employer per the financial statements	$1,889,399
Less: Employer contribution receivable at December 31, 2004	(530,286)
Add: Employer contribution receivable at December 31, 2003	382,578

Contributions received from the Employer per the Form 5500	$1,741,691

ITRON, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7 - Nonexempt Transactions

For 2004 employee contributions, the Company did not remit the participant contributions of a special payroll period to the Plan on a timely basis. This late payment has been paid to the Plan with incremental lost earnings determined to be diminimus. This late payment is considered a prohibited transaction by the Department of Labor.

Note 8 - Subsequent Event

On July 1, 2004, the Company acquired Schlumberger’s electricity metering business (SEM). As part of the acquisition, $34,715,419 of SEM’s defined contribution plan assets were transferred into the Itron, Inc. Incentive Savings Plan in May 2005.

ITRON, INC. INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT

CONTRIBUTIONS

Plan’s Sponsor EIN:	91-1011792
Plan Number:	001

Participant Contribution Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
$5,922	$5,922

ITRON, INC. INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan’s Sponsor EIN:	91-1011792
Plan Number:	001

December 31, 2004
(a) Party in Interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Date	(d) Cost	(e) Current Value
	Registered Investment Company Funds:
	PIMCO High Yield Fund (Admin)	Registered Investment Company Funds	**	$296,993
	Artisan Mid Cap Fund (Inv Shrs)	Registered Investment Company Funds	**	6,047,434
	PIMCO Total Return Fund (Admin)	Registered Investment Company Funds	**	5,952,332
	Artisan Small Cap Value Fund	Registered Investment Company Funds	**	4,822,842
	Artisan International Fund	Registered Investment Company Funds	**	4,683,721
	American Century Real Estate Fund	Registered Investment Company Funds	**	3,470,778
	Davis New York Venture Fund (A)	Registered Investment Company Funds	**	2,846,250
	TCW Galileo Select Equities Adv Fund	Registered Investment Company Funds	**	1,861,077
*	Mainstay A Mid Cap Value Fund	Registered Investment Company Funds	**	1,768,149
*	Mainstay Cash Reserves Fund I	Registered Investment Company Funds	**	294,500
	Baron Growth Fund	Registered Investment Company Funds	**	1,022,174
	Common/Collective Trust Funds:
	Barclays Equity Index Fund Q	Common/Collective Trust Funds	**	11,331,643
	Pooled Separate Accounts:
*	New York Life Insurance Anchor Account I	Pooled Separate Accounts	**	10,836,917
	Company Stock Fund:
*	Itron, Inc. Company Stock Fund	Company Stock	**	6,301,552
	Individually Directed Accounts	Individually Directed Accounts	**	471,102
*	Participant Loans (5.0%-10.5%, secured by participant’s accounts)	Participant Loans	**	861,773

				$62,869,237

*	Party in interest transaction as defined by ERISA.

**	The cost of participant directed investments is not required to be disclosed.

ITRON, INC. INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

Plan’s Sponsor EIN:	91-1011792
Plan Number:	001

There were no reportable transactions for 2004.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 27th of June, 2005.

ITRON, INC. INCENTIVE SAVINGS PLAN
(Name of Plan)

/s/ STEVEN M. HELMBRECHT
Steven M. Helmbrecht Sr. Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm